

16014469

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-28569

SEC Mail Processing Section

FEB 29 2016

Washington DC 413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody — 203-618-5806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul J. Brody, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Timber Hill LLC (the "Company") for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Chief Financial Officer
Title

State of Connecticut

County of Fairfield ss. Greenwich

On this the 26th day of February, 2016, before me, Douglas Madonia, the undersigned officer, personally appeared Paul J. Brody, known to me to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.

In witness whereof I hereunto set my hand.



Signature of Notary Public
Date Commission Expires: 6/30/18

DOUGLAS A. MADONIA
Notary Public, State of Connecticut
My Commission Expires June 30, 2018

TIMBER HILL LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Timber Hill LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Timber Hill LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

TIMBER HILL LLC
Statement of Financial Condition
As of December 31, 2015
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 83,489
Securities borrowed	5,298,850
Securities purchased under agreements to resell	195,175
Financial instruments owned, at fair value	
Financial instruments owned	1,008,134
Financial instruments owned and pledged as collateral	754,752
Total financial instruments owned, at fair value	1,762,886
Receivables from broker, dealers, and clearing organizations	308,079
Receivables from affiliates	1,582
Dividends and interest receivable	20,102
Other assets	33,034
Total assets	$ 7,703,197
Liabilities and members' equity	
Liabilities	
Securities loaned	$ 4,532,735
Financial instruments sold, but not yet purchased, at fair value	1,879,116
Payables to brokers, dealers and clearing organizations	498,917
Payables to affiliates	33,111
Dividends and interest payable	18,806
Accounts payable, accrued expenses and other liabilities	2,260
	6,964,945
Members' capital	738,252
Total liabilities and members' capital	$ 7,703,197

See accompanying notes to the financial statements.

1. Organization and Nature of Business

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. Effective September 20, 2015, the Company is no longer a member of the National Futures Association or a registered Futures Commission Merchant ("FCM"). All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company executed orders and carried positions in commodity futures and options on a limited scale and on an omnibus basis for Interactive Brokers LLC ("IBL"), an affiliated broker-dealer and FCM in the United States of America ("U.S"), until August 2015.

The Company is 99.99% owned and consolidated by IBG LLC, (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the valuation of certain investments, estimated useful lives of property and equipment, compensation accruals, and contingency reserves.

Fair Value

Substantially all of the Company's assets and liabilities, including financial instruments are carried at fair value based on published market prices and are marked to market, or are assets and liabilities which are short-term in nature and are carried at amounts that approximate fair value.

The Company applies the fair value hierarchy in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

2. Significant Accounting Policies (continued)

The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are generally classified as Level 1 of the fair value hierarchy. The Company's Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include listed stocks, options, warrants, and U.S. and foreign government securities. The Company does not adjust quoted prices for financial instruments classified as Level 1 of the fair value hierarchy, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices.

Currency forward contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy as such instruments are not exchange-traded. Other securities that are not traded in active markets are also classified in Level 2 of the fair value hierarchy. Level 3 financial instruments are comprised of securities that have been delisted or otherwise are no longer tradable and have been valued by the Company based on internal estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses.

Cash and Securities Segregated for Regulatory Purposes

As described in Note 1, the Company no longer executes orders and carries positions in commodity futures and options for IBL's customers. As a result, the Company is no longer obligated by rules mandated by the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which have been promulgated to protect customer assets.

2. Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. The Company does not net, in the statement of financial condition, securities borrowed and securities loaned entered into with the same counterparty that do not meet the offsetting requirements prescribed in FASB ASC Topic 210-20 ("ASC Topic 210-20").

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are reported as collateralized financing transactions, are recorded at contract value, which approximates fair value. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. The Company does not net, in the statement of financial condition, securities purchased under agreements to resell transactions and securities sold under agreements to repurchase transactions entered into with the same counterparty that do not meet the offsetting requirements prescribed in ASC Topic 210-20.

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased are stated at fair value based upon quoted market prices. The Company's financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are reported as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts with certain of its affiliates. These transactions, which are also accounted for on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at completion of the currency forward contract term. Unrealized mark-to-market gains and losses on currency forward contracts are included in financial instruments owned, at fair value or financial instruments sold, but not yet purchased, at fair value in the statement of financial condition

2. Significant Accounting Policies (continued)

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades, including amounts related to futures and options on futures contracts, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash margin deposits. Payables to brokers, dealers and clearing organizations also include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Dividends and Interest

Interest is accrued on securities borrowed and securities loaned contract amounts, securities purchased under agreements to resell, securities sold under agreements to repurchase, interest bearing assets and liabilities included in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Dividends are accrued on equity securities owned and sold, but not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable, respectively, in the statement of financial condition.

Property and Equipment

Property and equipment, which is included in other assets in the statement of financial condition, consists of purchased technology hardware and software, leasehold improvements and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease, generally three to seven years. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years.

Foreign Currency Gains and Losses

Foreign currency denominated assets and liabilities are translated into U.S. dollars at the period-end exchange rate.

(Dollars in thousands, except share data, unless otherwise noted)

2. Significant Accounting Policies (continued)

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees participation in IBG, Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of plan forfeiture provisions (as described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC Topic 718. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid.

In accordance with ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

The Company operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

(Dollars in thousands, except share data, unless otherwise noted)

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's statement of financial condition:

ASU	Affects	Status
ASU 2015-14	*Revenue from Contracts with Customers (Topic 606)*: Deferral of the Effective Date.	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-01	*Financial Instruments - Overall (Subtopic 825-10)*: Recognition and Measurement of Financial Assets and Financial Liabilities.	Effective for fiscal years beginning after December 15, 2017.

Adoption of those ASUs that became effective during 2015 and 2016, prior to the issuance of the Company's statement of financial condition, did not have a material effect on statement of financial condition.

3. Trading Activities and Related Risks

The Company's trading activities include providing securities market making and brokerage services to IBL. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and exchange traded derivatives to hedge its market exposures. The Company does not apply hedge accounting.

3. Trading Activities and Related Risks (continued)

The following discussion describes the types of market risk faced:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in financial instruments held. The Company attempts to limit such risks by continuously reevaluating prices and by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions, currency futures contracts and currency forward contracts.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances, positions carried in equity securities, options, and futures and on its debt obligations. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources.

3. Trading Activities and Related Risks (continued)

In the normal course of business, the Company executes, settles, and finances various securities transactions with or for its affiliates. Execution of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that counterparties or affiliates may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to secure settlement or satisfy obligations to other counterparties or affiliates. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2015, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in this statement of financial condition to settle futures and certain over-the-counter contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such contracts may exceed the amounts reported in the Company's statement of financial condition.

(Dollars in thousands, except share data, unless otherwise noted)

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables set forth, by level within the fair value hierarchy (see Note 2), financial assets and liabilities measured at fair value on a recurring basis, primarily financial instruments owned, at fair value, financial instruments sold, but not yet purchased, at fair value as of December 31, 2015. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	December 31, 2015			
	Level 1	Level 2	Level 3	Total
Financial assets, at fair value				
Financial instruments owned				
Stocks	$ 1,011,976	$ -	$ 244	$ 1,012,220
Options	712,052	-	-	712,052
U.S. and foreign government securities	38,395	-	-	38,395
Warrants	219	-	-	219
Total financial instruments owned	1,762,642	-	244	1,762,886
Total financial assets, at fair value	$ 1,762,642	$ -	$ 244	$ 1,762,886
Financial liabilities, at fair value				
Financial instruments sold, but not yet purchased				
Stocks	$ 1,209,049	$ -	$ -	$ 1,209,049
Options	669,713	-	-	669,713
Warrants	340	-	-	340
Currency forward contracts	-	14	-	14
Total financial liabilities, at fair value	$ 1,879,102	$ 14	$ -	$ 1,879,116

Transfers between Level 1 and Level 2

Transfers of financial assets and financial liabilities at fair value to or from Levels 1 and 2 of the fair value hierarchy arise where the market for a specific financial instrument has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period.

During the year ended December 31, 2015, the Company did not have any transfers of financial assets, at fair value and financial liabilities, at fair value between Levels 1 and 2 of the valuation hierarchy.

(Dollars in thousands, except share data, unless otherwise noted)

4. Financial Assets and Financial Liabilities (continued)

Netting of Financial Assets and Financial Liabilities

The Company does not net securities borrowed and securities loaned or securities purchased under agreements to resell and securities sold under agreements to repurchase that do not meet the offsetting requirements prescribed in ASC Topic 210-20, which are presented on a gross basis in the statement of financial condition. In the tables below, the amounts of financial instruments that are not offset in the statement of financial condition, but could be netted against cash or financial instruments with specific counterparties under master netting agreements, according to the terms of the agreements, including clearing houses (exchange traded options, and warrants) or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's net payable or receivable with counterparties for these financial instruments.

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2015.

	Gross Amounts of Recognized Financial Assets and Liabilities	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition (Cash or Financial Instruments)	Net amount
Offsetting of financial assets					
Securities borrowed	$ 5,298,850	$ -	$ 5,298,850	$ (5,133,450)	$ 165,400
Securities purchased under agreements to resell	195,175	-	195,175	(195,175)	-
Financial instruments owned:					
Options	712,052	-	712,052	(663,384)	48,668
Warrants	219	-	219	(219)	-
Total	$ 6,206,296	$ -	$ 6,206,296	$ (5,992,228)	$ 214,068
Offsetting of financial liabilities					
Securities loaned	$ 4,532,735	$ -	$ 4,532,735	$ (4,427,569)	$ 105,166
Financial instruments sold, but not yet purchased:					
Options	669,713	-	669,713	(663,384)	6,329
Warrants	340	-	340	(219)	121
Currency forward contracts	14	-	14	-	14
Total	$ 5,202,802	$ -	$ 5,202,802	$ (5,091,172)	$ 111,630

(Dollars in thousands, except share data, unless otherwise noted)

4. Financial Assets and Financial Liabilities (continued)

Financial Assets and Liabilities Not Measured at Fair Value

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities.

	December 31, 2015				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets, not measured at fair value					
Cash and cash equivalents	$ 83,489	$ 83,489	$ 83,489	$ -	$ -
Securities borrowed	5,298,850	5,298,850	-	5,298,850	-
Securities purchased under agreements to resell	195,175	195,175	-	195,175	-
Receivables from broker, dealers, and clearing organizations	308,079	308,079	-	308,079	-
Receivables from affiliates	1,582	1,582	-	1,582	-
Dividends and interest receivable	20,102	20,102	-	20,102	-
Exchange memberships, included in other assets	23,557	26,963		26,963	
Total financial assets, not measured at fair value	$ 5,930,834	$ 5,934,240	$ 83,489	$ 5,850,751	$ -
Financial liabilities, not measured at fair value					
Securities loaned	$ 4,532,735	$ 4,532,735	$ -	$ 4,532,735	$ -
Payables to brokers, dealers and clearing organizations	498,917	498,917	-	498,917	-
Payables to affiliates	33,111	33,111	-	33,111	-
Dividends and interest payable	18,806	18,806	-	18,806	-
Total financial liabilities, not measured at fair value	$ 5,083,569	$ 5,083,569	$ -	$ 5,083,569	$ -

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral loaned.

	December 31, 2015				
	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30 - 90 days	Over 90 days	Total
Securities loaned					
Stocks	$ 4,511,445	-	-	-	$ 4,511,445
Corporate bonds	21,290	-	-	-	21,290
Total	$ 4,532,735	-	-	-	$ 4,532,735

(Dollars in thousands, except share data, unless otherwise noted)

5. Collateralized Transactions

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity and U.S. government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure securities purchased under agreements to resell, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

The following table summarizes the amounts related to collateralized transactions at December 31, 2015.

	Permitted to Repledge	Sold or Repledged
Securities lending transactions	$ 5,015,477	$ 3,657,574
Agreements to resell	195,380	180,790
	$ 5,210,857	$ 3,838,364

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

Financial instruments owned and pledged as collateral, including amounts pledged to affiliates, where the counterparty has the right to repledge, at December 31, 2015 are presented in the following table.

Stocks	$ 721,954
U.S. and foreign government securities	32,798
Total financial instruments owned and pledged as collateral	$ 754,752

(Dollars in thousands, except share data, unless otherwise noted)

6. Other Assets

The following table summarizes the amounts included in other assets in the statement of financial condition as of December 31, 2015.

Exchange memberships	$	23,557
Deposits with clearing organizations		3,413
Property and equipment		1,720
Others		4,344
Total other assets	$	33,034

At December 31, 2015, property and equipment consisted of:

Leasehold improvements	$	5,502
Computer equipment		895
Office furniture and equipment		412
Computer software		222
		7,031
Less - accumulated depreciation and amortization		(5,311)
Property and equipment, net	$	1,720

7. Commitments, Contingencies and Guarantees

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company has not been able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Management believes that the resolution of these actions will not have a material effect, if any, on the Company's business or financial condition.

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2015, no reserves for potential losses related to litigation matters were deemed necessary.

(Dollars in thousands, except share data, unless otherwise noted)

7. Commitments, Contingencies and Guarantees (continued)

Leases

The Company, through its affiliates, has non-cancelable operating leases covering office space. The office space leases are subject to escalation clauses based on specified costs incurred by the respective landlords and contain renewal elections. As of December 31, 2015, the Company's share of the related minimum annual lease commitments totaled $1,938, as follows:

2016	588
2017	633
2018	663
2019 and thereafter	54
Total commitments for minimum payments under operating leases	$ 1,938

Guarantees

The Company provides guarantees to securities and commodities clearing houses and exchanges which meet the accounting definition of a guarantee under FASB ASC Topic 460, "Guarantees." Under standard membership agreements, clearing house and exchange members are required to guarantee collectively the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

Other Commitments

Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the Company's obligations to the respective clearing organizations.

(Dollars in thousands, except share data, unless otherwise noted)

8. Related Party Transactions

The Company's related party transactions are mainly with its Parent, and some of its affiliates, primarily IBL and Timber Hill Canada Company ("THC"), a registered broker-dealer in Canada. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company enters into securities, exchange traded derivatives, securities lending, and securities purchased under agreements to resell transactions with affiliates.

Pursuant to various service fee arrangements, the Company receives services from its parent and affiliates, including administrative, consulting and other services. The related payables are included in payables to affiliates in the statement of financial condition.

Affiliate loans and brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances are reported net by affiliate.

Included in the statement of financial condition are the following amounts with related parties at December 31, 2015.

Assets	
Securities borrowed	$ 2,787,992
Securities purchased under agreements to resell	195,175
Receivables from broker, dealers, and clearing organizations	10,373
Receivables from affiliates	1,582
Dividends and interest receivable	11,780
Total assets with related parties	$ 3,006,902
Liabilities	
Securities loaned	$ 2,190,280
Payables to brokers, dealers and clearing organizations	862
Payables to affiliates	33,111
Dividends and interest payable	11,193
Total liabilities with related parties	$ 2,235,446

(Dollars in thousands, except share data, unless otherwise noted)

9. Defined Contribution Plan

The Company offers to employees who have met minimum service requirements the opportunity to participate in the Parent's 401(k) Plan, a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

10. Employee Incentive Plan

2007 ROI Unit Stock Plan

Under IBG, Inc.'s 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"), certain employees of the Company who held ROI Dollar Units, at the employee's option, elected to invest their ROI Dollar Unit accumulated earnings as of December 31, 2006 in shares of IBG, Inc.'s common stock. An aggregate of 669,940 shares of common stock with a fair value at the date of grant of $20.1 million have been or will be distributed to employees of the Company in accordance with the following schedule and subject to the conditions below:

- 10% on May 9, 2007 (or on or about May 9 of each year, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006); and

- an additional 15% on or about May 9 of each year until 2014, assuming continued employment with the Company and compliance with other applicable covenants.

As of December 31, 2015, the Company still has 5,885 shares of common stock to be distributed to former employees under the ROI Unit Stock Plan.

2007 Stock Incentive Plan

Under IBG, Inc.'s 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 30 million shares of IBG, Inc.'s common stock may be granted and issued to directors, officers, employees, contractors and consultants of the Parent and its subsidiaries, including the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

10. Employee Incentive Plan (continued)

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the stock awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of restricted IBG, Inc.'s common stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon the participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. Shares of IBG, Inc.'s common stock vest, and become distributable to participants in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

Estimated future grants under the Stock Incentive Plan are being accrued for ratably during each year. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants once each year on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

(Dollars in thousands, except share data, unless otherwise noted)

10. Employee Incentive Plan (continued)

The following summarizes the Stock Incentive Plan and ROI Unit Stock Plan activities for the period from January 1, 2015 through December 31, 2015:

	Stock Incentive Plan ("SIP") (Shares)	Intrinsic Value of SIP Shares which Vested and were Distributed ($Millions) [1]	ROI Unit Stock Plan (Shares)
Balance, December 31, 2014	1,286,811		8,080
Granted	85,685		-
Forfeited	(1,700)		-
Distributed	(359,549)	$ 12.4	(2,195)
Balance, December 31, 2015	1,011,247		5,885

Awards granted under the stock plans are subject to forfeiture in the event a participant ceases employment with the Company. The stock plans provide that participants who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the participant is over the age of 59, in which case the participant would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former participants will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former participants will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2015, a total of 130,996 shares have been distributed under these post-employment provisions.

11. Net Capital Requirements

The Company is required to maintain net capital in excess of the requirement calculated under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than two thousand, five hundred dollars for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall be not less than one thousand dollars for each such security), with a maximum requirement of one million dollars or 2% of aggregate debit balances arising from customer transactions, as defined. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2015, the Company had net capital of $375,072, which was $374,072 in excess of required net capital of $1,000.

12. Subsequent Events

As required by FASB Topic ASC 855, "Subsequent Events," the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. On February 3, 2016, the Company declared and paid a dividend to its members of $20,002. No other recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

* * * * * *

TIMBER HILL LLC

EXEMPTION REPORT

Timber Hill LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period of January 1, 2015 to December 31, 2015.

Timber Hill LLC

I, Paul Brody, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Chief Financial Officer

February 26, 2016



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Timber Hill LLC
Greenwich, CT

We have reviewed management's statements, included in the accompanying Timber Hill LLC's Exemption Report, in which (1) Timber Hill LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2016